FOIA CONFIDENTIAL TREATMENT REQUESTED BY
BLACK KNIGHT, INC.
PURSUANT TO RULE 83
This letter omits confidential information. An unredacted version of this letter has been delivered to the Division of Corporation Finance, with asterisks [***] denoting such omissions.

June 12, 2019

VIA EDGAR TRANSMISSION

Melissa Walsh, Staff Accountant
Craig Wilson, Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, NE
Washington, D.C. 20549-3561

Re: Black Knight, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 22, 2019
File No. 001-37394

Dear Mr. Wilson and Ms. Walsh:

Black Knight, Inc. ("Black Knight" or the "Company") is writing in response to the comment letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated May 29, 2019, with respect to the above-referenced filing. Black Knight respectfully believes this letter responds fully to the Staff’s comment and provides supplemental information as requested. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Key Performance Metrics, page 35

BKI-001

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
BLACK KNIGHT, INC.
PURSUANT TO RULE 83
This letter omits confidential information. An unredacted version of this letter has been delivered to the Division of Corporation Finance, with asterisks [***] denoting such omissions.

1.
We note that your non-GAAP financial measure of Adjusted Net Earnings eliminates the net incremental depreciation and amortization associated with the application of purchase accounting. Please provide us with a detailed description of the nature and origin of the underlying assets associated with this incremental depreciation and amortization. In addition, explain how adjusting net earnings for this item provides useful information to investors and does not represent the use of an individually tailored recognition and measurement method that may violate Rule 100(b) of Regulation G and the Commission's Non-GAAP Compliance & Disclosure Interpretation 100.04.

The Company acknowledges the Staff’s comment and details the Company's response related to the adjustment for the net incremental depreciation and amortization associated with the application of purchase accounting (the "Adjustment") in the following sections:

•Origin of the Adjustment
•Nature of the Adjustment
•Usefulness of the Adjustment
•Proposed Enhanced Disclosure

Origin of the Adjustment

The specific facts and circumstances related to the Company's recent history are a determining factor for reflecting the Adjustment in the Company's Adjusted Net Earnings. Black Knight's business generally represents a reorganization of the former Technology, Data and Analytics segment of Lender Processing Services, Inc. ("LPS"), a former provider of integrated technology, data and services to the mortgage industry in the United States. LPS was acquired by Fidelity National Financial, Inc. ("FNF") in January 2014 (the "FNF Acquisition"). Through a series of corporate reorganizations, Black Knight, Inc. is now the publicly traded parent company of the former Technology, Data and Analytics segment of LPS.

In connection with the FNF Acquisition, LPS's assets and liabilities were adjusted to their fair value as part of FNF’s allocation of the LPS purchase price to the identifiable assets and liabilities acquired consistent with the requirements of Accounting Standards Codification Topic 805, Business Combinations. There was no material change to the underlying business as a result of the FNF Acquisition; however, the incremental depreciation and amortization resulting from the fair value purchase accounting adjustments related to the FNF Acquisition caused significant differences when comparing the Company's results before and after the FNF Acquisition. In addition, these fair value adjustments further distorted the comparisons to the Company's peer group since the FNF Acquisition was a one-time, non-recurring change of control transaction specific to the Company.

During the Company's preparation of its financial statements for its initial public offering that was completed in May 2015 (the "IPO"), the Company needed to provide comparable financial information to the investment community as well as prospective lenders to provide insight into the Company’s growth before and after the FNF Acquisition. This was necessary since LPS, a predecessor of the Company, was a public company prior to the FNF Acquisition, and investors, lenders and analysts compared the Company's results to the corresponding business of LPS as well as other peer companies that had not been acquired in a similar change of control transaction. In order to provide this level of transparency and comparability as well as address questions the Company routinely received from investors, lenders and analysts, the Company included the Adjustment to arrive at its Adjusted Net Earnings to eliminate the purchase accounting effect of the FNF Acquisition.

BKI-002

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
BLACK KNIGHT, INC.
PURSUANT TO RULE 83
This letter omits confidential information. An unredacted version of this letter has been delivered to the Division of Corporation Finance, with asterisks [***] denoting such omissions.

The majority of the Adjustment eliminates the effect of the fair value adjustments related to the FNF Acquisition. For the years ended December 31, 2018, 2017 and 2016, the portion of the Adjustment related to the FNF Acquisition is ***%, ***% and ***%, respectively. This portion of the Adjustment is expected to continue through 2023, consistent with the useful lives of certain computer software and customer relationship assets recognized at the time of the FNF Acquisition.

Subsequent to the IPO, Black Knight has completed four small, tuck-in acquisitions in 2016 and 2018. To be consistent with the methodology and approach related to the FNF Acquisition, we removed the effect of all purchase accounting adjustments to provide a consistent view of the underlying performance of the business and management. For the years ended December 31, 2018, 2017 and 2016, the portion of the Adjustment related to these small, tuck-in acquisitions is ***%, ***% and ***%, respectively. This portion of the Adjustment is expected to continue consistent with the useful lives of certain computer software and customer relationship assets recognized at the time of each acquisition.

Nature of the Adjustment

The Adjustment is comprised of all fair value purchase accounting adjustments affecting depreciation and amortization and relates to the following underlying assets:

•other intangible assets, primarily customer relationships;
•computer software;
•property and equipment, primarily buildings; and
•deferred contract costs.
Components of the Adjustment are as follows (in millions):

	Year ended December 31,
	2018	2017	2016
Other intangible assets (1)	***	***	***
Computer software	***	***	***
Property and equipment	***	***	***
Deferred contract costs	***	***	***
Depreciation and amortization purchase accounting adjustment	$90.6	$92.2	$90.1
_______________________________________________________
(1) The amortization related to the other intangible assets component of the Adjustment presented in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations is also disclosed as the amount of total amortization for other intangible assets in Note 2 - Significant Accounting Policies of the accompanying Notes to the Consolidated Financial Statements.

BKI-003

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
BLACK KNIGHT, INC.
PURSUANT TO RULE 83
This letter omits confidential information. An unredacted version of this letter has been delivered to the Division of Corporation Finance, with asterisks [***] denoting such omissions.

Usefulness of the Adjustment

The Company respectfully submits that including the Adjustment in its Adjusted Net Earnings enhances the comparability of our results between periods and provides additional information and transparency to investors, lenders and analysts regarding adjustments and other items that are not indicative of the Company's current and future operating performance. The Adjustment primarily eliminates the effect of the FNF Acquisition, which was a one-time, non-recurring change of control transaction. The effect of the FNF Acquisition is still included in the Company's results due to the useful life of certain computer software and customer relationship assets recognized at the time of the FNF Acquisition. Based on the Company's evaluation of Rule 100(b) of Regulation G, the Commission's Non-GAAP Compliance & Disclosure Interpretation 100.04 and the various definitions provided therein, the Company respectfully submits that the Adjustment in its non-GAAP financial measure of Adjusted Net Earnings does not represent an individually tailored expense recognition method because it eliminates the effect of all purchase accounting adjustments. Due to the specific and unique facts and circumstances primarily related to the FNF Acquisition, the Company believes it presents Adjusted Net Earnings in a transparent manner.

Proposed Enhanced Disclosure

The Company considered alternative presentations to determine which enhanced disclosure investors, lenders and analysts would find most useful. Based on consideration of the Staff´s comment, the Company respectfully proposes to include in future filings an expanded definition of Adjusted Net Earnings related to the Adjustment and disclose an additional table summarizing the components of the Adjustment.

The Company's definition of Adjusted Net Earnings would be revised in future filings as follows:

Adjusted Net Earnings — We define Adjusted Net Earnings as Net earnings with adjustments to reflect the addition or elimination of certain statement of earnings items including, but not limited to:

•	the net incremental depreciation and amortization adjustments associated with the application of purchase accounting, primarily related to the FNF Acquisition;
•deferred revenue purchase accounting adjustment;
•equity-based compensation, including related payroll taxes;

•	costs associated with debt and/or equity offerings, including the spin-off of Black Knight from FNF (the "Distribution");
•spin-off related transition costs;
•acquisition-related costs, including ongoing costs pursuant to a purchase agreement;
•costs associated with executive transition;
•significant legal and regulatory matters; and

•
adjustment for income tax expense primarily related to assuming the conversion of all the shares of Class B common stock into shares of Class A common stock prior to the Distribution, the tax effect of the non-GAAP adjustments, the revaluation of our net deferred tax liability related to purchase accounting, equity-based compensation and debt modifications and the deferred tax revaluation adjustment as a result of the Tax Cuts and Jobs Act of 2017 (the "Tax Reform Act").

BKI-004

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
BLACK KNIGHT, INC.
PURSUANT TO RULE 83
This letter omits confidential information. An unredacted version of this letter has been delivered to the Division of Corporation Finance, with asterisks [***] denoting such omissions.

The Company's reconciliation of Adjusted Net Earnings would be revised in future filings as follows:

	Year ended December 31,
	2018	2017	2016
Net earnings	$168.5	$254.2	$133.0
Depreciation and amortization purchase accounting adjustment (1)	90.6	92.2	90.1
Deferred revenue purchase accounting adjustment	2.5	4.5	7.3
Equity-based compensation	51.4	19.2	12.4
Debt and/or equity offering expenses	6.5	20.1	0.6
Spin-off related transition costs	2.4	5.8	—
Acquisition-related costs	1.3	—	1.7
Executive transition costs	2.4	—	—
Legal and regulatory matters	0.8	(0.3)	6.4
Income tax expense adjustment	(48.5)	(75.2)	(76.1)
Tax Reform Act adjustment	—	(110.9)	—
Adjusted Net Earnings	$277.9	$209.6	$175.4
_______________________________________________________
(1) Components of the depreciation and amortization purchase accounting adjustment are as follows:

	Year ended December 31,
	2018	2017	2016
Other intangible assets	***	***	***
Computer software	***	***	***
Property and equipment	***	***	***
Deferred contract costs	***	***	***
Depreciation and amortization purchase accounting adjustment	$90.6	$92.2	$90.1

The Company respectfully requests that the Staff return to the undersigned of this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose.

Please do not hesitate to contact me at (904) 527-4470 if you would like additional information or if the Staff has additional comments. Thank you for your attention to this matter.

Very truly yours,

/s/ Kirk T. Larsen
Kirk T. Larsen Executive Vice President and Chief Financial Officer

BKI-005